

4 January 2010

FILTRONA PLC

Total Voting Rights and Share Capital

For the purposes of the FSA's Disclosure and Transparency Rules, the total number of ordinary shares of 25p each of Filtrona plc in issue as at close of business on 31 December 2009 is 219,326,795 with each share carrying the right to one vote.

There are 13,664,604 shares held in treasury.

The total number of voting rights in Filtrona plc is therefore 205,662,191.

The figure of 205,662,191 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest, or a change to their interest in, Filtrona plc under the FSA's Disclosure and Transparency Rules.

Enquiries

Jon Green
Company Secretary T: 01908 359100

RECEIVED
2010 FEB 24 A 10:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No: 82-34882

FSA

Financial Services Authority

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Filtrona plc
2. Reason for notification (yes/~~no~~)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	Pennant Windward Master Fund L.P.
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	15 January 2010
6. Date on which issuer notified:	22 January 2010
7. Threshold(s) that is/are crossed or reached:	6%

File No: 82-34882

8. Notified details:

A: Voting rights attached to shares

Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		Percentage of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ordinary	11,323,724	11,323,724	12,953,724	12,953,724		6.30%	

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	Percentage of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Resulting situation after the triggering transaction						
Type of financial instrument	Exercise price	Expiration date	Exercise / conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta

Total (A+B+C)

Number of voting rights	% of voting rights
12,953,724	6.30%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:	
Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	
14. Contact name:	Jon Green, Filtrona plc
15. Contact telephone number:	01908 359100

File No: 82-34882

14 January 2010

Filtrona plc

Trading Update

Filtrona plc ('Filtrona' or the 'Company'), the international, market leading speciality plastic and fibre products supplier, today issues a trading update ahead of its results for the year ended 31 December 2009, which will be announced on 25 February 2010.

All statistics and qualitative statements made below relate to continuing operations and therefore exclude the North American Plastic Profile and Sheet business, the disposal of which completed on 27 March 2009.

Company Financial Performance

During the period since the interim management statement of 23 October 2009, the Company has traded in line with the Board's expectations.

On a Group basis, provisional 2009 revenue was up 2.8% versus the prior year and down 5.8% at constant exchange rates.

Protection and Finishing Products

Provisional 2009 revenue was down 16.8% compared to the prior year and down 25.3% at constant exchange rates.

Porous Technologies

Provisional 2009 revenue was up 32.8% compared to the prior year and up 15.0% at constant exchange rates (up 5.1% at constant exchange rates and adjusting for the impact of Lendell).

Coated and Security Products

Provisional 2009 revenue was up 1.4% compared to the prior year and down 4.5% at constant exchange rates.

Filter Products

Provisional 2009 revenue was up 8.2% compared to the prior year and up 0.4% at constant exchange rates.

Net Debt

At the year end, net debt was £107m, reflecting the strong operating cash flow generated throughout the year and the proceeds from the disposal of the North American Plastic Profile and Sheet business.

Commenting, Filtrona's Chief Executive, Mark Harper said,

"Given the challenging trading environment throughout last year, we are pleased with the Group's performance in 2009. As we enter 2010, Filtrona remains well positioned to deliver further growth as demand in its markets recovers."

Enquiries:

Filtrona plc
Mark Harper, Chief Executive
Steve Crummett, Group Finance Director
Tel: 01908 359 100

Financial Dynamics
Richard Mountain
Sophie Kernon
Tel: 020 7269 7291

Note to Editors:

Notes to Editors

Filtrona plc is an international, market leading, speciality plastic and fibre products supplier. Further information can be found on the website www.filtrona.com.

Protection and Finishing Products
A global market leading provider of product protection and finishing solutions, manufacturing and supplying plastic injection moulded, dip moulded vinyl and adhesive-coated foam products. 43 operating units in 14 countries serve a broad industrial base of 77,000 live customers with a rapid supply of primarily plastic products for protection and finishing applications in industries such as hydraulics and pneumatics, oil and gas, electrical controls and tubular metal products.

Porous Technologies
With locations in the US, Germany and China, the leading manufacturer of custom bonded fibre and hydrophilic foam fluid and vapour handling components delivering high value and precision performance to many of the most well-known consumer, industrial and medical brand owners in the world. The components are used in a wide range of product applications including writing instruments, inkjet printer cartridges, medical diagnostic devices and air fresheners.

Coated and Security Products
The global market leading producer of high quality self-adhesive tear tape and a growing supplier of products and technologies for brand protection, document authentication, personal identification and track and trace. Customers in over 100 countries are served from facilities operating in six countries. Also includes plastic profile extrusion activities, based in The Netherlands.

Filter Products
This division is the only global independent cigarette filter supplier. The 12 worldwide locations, including a UK-based research facility, provide a flexible infrastructure strategically positioned to serve the cigarette industry. The division supplies a wide range of value adding high quality innovative filters from monoacetate to multi-segment speciality filters with sophisticated adsorbent materials.

File No: 82-34882

FILTRONA PLC (the 'Company' or 'Filtrona')

Annual Information Update

Pursuant to the requirements of Prospectus Rule 5.2., the following summarises the information that has been published or made available to the public by Filtrona throughout the twelve months to 31 December 2009, some of which, may now be out of date.

Filtrona uses the London Stock Exchange RNS Submit service to make announcements to the market.

Copies of these announcements may be obtained from the RNS service using the following link – www.londonstockexchange.com/en-gb/pricesnews/marketnews/ and entering the company name 'Filtrona' or short code 'FLTR'.

Copies of all documents filed with Companies House may be obtained by contacting Companies House on 0870 33 33 636.

RNS Announcements

Holdings in Company:

1. 07 January 2009
2. 14 January 2009
3. 16 January 2009
4. 23 January 2009
5. 29 January 2009
6. 02 February 2009
7. 09 February 2009
8. 18 February 2009
9. 19 February 2009
10. 05 March 2009
11. 06 May 2009
12. 08 May 2009
13. 11 May 2009
14. 19 June 2009
15. 26 June 2009
16. 09 July 2009
17. 09 July 2009
18. 05 August 2009
19. 06 August 2009
20. 10 September 2009
21. 23 September 2009
22. 21 October 2009
23. 22 October 2009
24. 26 October 2009
25. 26 October 2009
26. 27 November 2009
27. 30 November 2009
28. 14 December 2009

File No: 82-34882

Director/PDMR Shareholding:

1.	05 March 2009	(Two Announcements)
2.	09 March 2009	(Two Announcements)
3.	27 March 2009	
4.	29 September 2009	(Two Announcements)

Other announcements

	Date	Description
1.	02 January 2009	Annual Information Update
2.	05 January 2009	Total Voting Rights
3.	14 January 2009	Trading Update
4.	26 February 2009	Final Results – Part 1
5.	26 February 2009	Final Results – Part 2
6.	26 February 2009	Final Results – Part 3
7.	26 February 2009	Directorate Change
8.	03 March 2009	Proposed Disposal
9.	03 March 2009	Exercise of Fracture Code
10.	06 March 2009	Proposed Disposal
11.	17 March 2009	Annual Report and Accounts
12.	19 March 2009	Proposed Disposal
13.	27 March 2009	Completion of Disposal
14.	17 April 2009	Formal Agreement on Refinancing
15.	23 April 2009	Interim Management Statement
16.	23 April 2009	Result of AGM
17.	28 May 2009	Appointment of Non-Executive
18.	26 June 2009	Pre-close trading update
19.	27 August 2009	Results for the Half Year ended 30 June 2009 – Part 1
20.	27 August 2009	Results for the Half Year ended 30 June 2009 – Part 2
21.	27 August 2009	Results for the Half Year ended 30 June 2009 – Part 3
22.	23 October 2009	Interim Management Statement

Printed Publications submitted to the UK Listing Authority's Document Viewing Facility

Date	Description
03 March 2009	Proposed Disposal
17 March 2009	Preliminary Statement to 31 December 2008

Documents filed with the Registrar of Companies

	Date	Description
1.	31 January 2009	Articles of Association
2.	22 April 2009	Group of Companies' Accounts made up to 31 December 2008
3.	29 April 2009	Ordinary Company Business
4.	29 April 2009	Special Company Business
5.	21 May 2009	Annual Return made up to 05 May 2009
6.	22 June 2009	Secretary's Change of Particulars /Jon Green / 09 June 2009
7.	05 August 2009	Appointment Terminated Director Adrian Auer
8.	05 August 2009	Director Appointed Terence Twigger
9.	11 November 2009	Secretary's Change of Particulars / Jon Green / 10 November 2009
10.	13 November 2009	Director's Change of Particulars /Terence Twigger /11 November 2009
11.	13 November 2009	Director's Change of Particulars / Paul Drechsler / 11 November 2009

12. 13 November 2009 Director's Change of Particulars / Lars Emilson / 11 November 2009
13. 14 November 2009 Director's Change of Particulars / Stephen Crummett / 11 November 2009
14. 25 November 2009 SAIL Address Changed
15. 25 November 2009 Register(s) moved to SAIL Address 114-Reg Mem

– END –

Name of contact and telephone number for queries
Patricia Kendall, Deputy Company Secretary 01908 359 100

Name of authorised company official responsible for making this notification
Jon Green, Company Secretary

Date of notification
4 January 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

   FILTRONA PLC

2. State whether the notification relates to

   (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii)

   THE NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(A)

3. Name of person discharging managerial responsibilities/director

   TERRY TWIGGER

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   THE NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN (3) ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

   MR TERRY TWIGGER

8. State the nature of the transaction

   PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

2,500 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.001%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

188.63p per share

14. Date and place of transaction

31 DECEMBER 2009, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

2,500; 0.001%

16. Date issuer informed of transaction

31 DECEMBER 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes –

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

N/A

24. Name of contact and telephone number for queries
PATRICIA KENDALL – 01908 359 100

Name and signature of duly authorised officer of issuer responsible for making notification
JON GREEN
COMPANY SECRETARY

Date of notification
4 JANUARY 2010